Exhibit 99.2

Title: “A Fresh Start”

Body Text:

Less than three weeks ago in this space, our Board wrote that ElectraMeccanica needed a new approach and different skills in order for the Company to thrive. In that short time, since coming in as Chief Executive Officer and interim Chief Operating Officer, I’ve had the opportunity to undertake a preliminary, but also very deep and unvarnished, dive into the business.

My conclusions so far are that the Board was right. We do need a new path. Our opportunity set and the potential of the SOLO remain unchanged. But for the business to grow sustainably, we need a far more disciplined, data-driven approach to running it. Ambition and a great product alone aren’t enough. We need more focus - on our existing and potential customers and on our near-term markets. We also need far better fiscal responsibility, cost discipline and capital allocation so that we’re spending money on the right resources at the right time, in the right ways.

Practically speaking, that means making some very hard choices. Specifically, in order to realize the potential represented by onshored manufacturing at our Mesa, Arizona facility, we have to organize the business around that facility. Mesa, Arizona is the heart of our opportunity - it’s where our market is, where our manufacturing should be, and where we have the greatest opportunity to grow profitably over the long term.

Inevitably, these hard choices start with our workforce. To actually fulfill our promise of onshored manufacturing and accelerate our path to profitability, we announced that we’re eliminating 98 positions across the Company. While we have talented employees, the fact is that for a future built around Mesa, we need a newly-focused footprint, consolidated in our most important location. We’re offering those impacted a variety of severance options, outsourcing services and select retention bonuses. Most of the affected jobs are outside Mesa, although a number are here at HQ as well.

There is never a good time or a particularly good way to let hardworking people go. It’s especially unwelcome news at year end during the holidays. The tough reality is that while we’ve achieved a lot of milestones in 2022 - producing over 500 SOLOs, selling hundreds of them, getting an Arizona sales license and of course commissioning the Mesa facility - we’ve done so without the cost discipline required by a serious approach to manufacturing.

Our cash position remains healthy along with demand for the SOLO, but our operating costs simply weren’t sustainable. I promised to make fast decisions when I took on the role. Sometimes those decisions are painful ones in the short term. My goal is to make such decisions pay off - by keeping the business around for the long term.

For now, that means that 2023 will be about consolidating resources, preserving cash and refining how we go to market and continue commercializing our considerable assets. In the medium term, it also means beginning to build a new mindset that is no less ambitious, but also far more practical, than what’s led us to this point today. Finally, it means moving with a keen sense of shared purpose as well as shared urgency.

This ambitious-but-practical view also means delaying our investor day to June 14, 2023, after we have reported both Q4 2022 and Q1 2023 earnings. There will be much to share with all our stakeholders over the coming months. But my initial review of the business has also persuaded me that the investor day our shareholders deserve should come with a far more thorough and sustainable plan for our transition to a fully-onshored OEM than will be in place by mid-February, the original date for the event. While I don’t expect shareholders to be pleased by this postponement, I can hope they respect decisions and actions as well as reported results that measure performance vs. just promises and plans.

In closing, I want to reiterate that I’m committed to this business. I’m all in - as CEO, interim COO and now a Board member. I will work day and night - as I have for the past two-and-a-half weeks - to set ElectraMeccanica on a credible path to proﬁtable, onshored manufacturing.

-Susan E. Docherty, ElectraMeccanica CEO, Interim COO and Board Member